
SECURITIES AND EXCHANGE COMMISSION

[Release No. 34-99892]

ORDER CANCELLING REGISTRATION OF CERTAIN MUNICIPAL SECURITIES DEALERS PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2024

On March 11, 2024, notice was published in the Federal Register ("notice") that the Securities and Exchange Commission ("Commission") intended to issue an order or orders, pursuant to Section 15B(c)(3) of the Securities Exchange Act of 1934 ("Act"), cancelling the registrations of the municipal securities dealers (hereinafter referred to as "registrants") whose names appear in the attached Appendix.

Section 15B(c)(3) of the Act provides, in pertinent part, that if the Commission finds that any municipal securities dealer registered under Section 15B is no longer in existence or has ceased to do business as a municipal securities dealer, the Commission, by order, shall cancel the registration of such municipal securities dealer. In the notice, the Commission identified registrants whom it believed were no longer in existence or had ceased to do business as a municipal securities dealer. The notice also stated that at any time after April 1, 2024, the Commission could issue an order canceling the registrations of any or all of the identified registrants, unless an order or orders for a hearing on the cancellation was issued upon request or upon the Commission's own motion. The Commission received no responses to the notice.

Accordingly, the Commission is cancelling the registrations of the registrants listed in the attached Appendix.

IT IS THEREFORE ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each of the registrants listed in the attached Appendix be, and hereby, is cancelled.

FOR FURTHER INFORMATION CONTACT: Wade Gallagher, Branch Chief, Registrations Branch, Division of Examinations, 100 F Street NE, Washington, DC 20549, at EXAMSRegistrationsInquiries@sec.gov or at (202) 551-7250.

For the Commission, by the Division of Examinations, pursuant to delegated authority.[1]

Sherry R. Haywood,

Assistant Secretary.

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[1]   17 CFR 200.30-18(j)(3)(i).

APPENDIX

Registrant Name	SEC ID No.
Alabama Conditional Bank	086-01333
Capitol City Bank & Trust Co.	086-01340
City National Bank of New Jersey, Municipal Securities Division (a.k.a. City Bank of New Jersey, Municipal Securities Division)	086-01349
Commonwealth National Bank d/b/a Commonwealth Capital Resource Group	086-01344
First Partners Bank Investment Division	086-01341
Liberty Capital Markets	086-01347
Sterling Investments, a division of Sterling Bank	086-01321
SunTrust Bank, Municipal Securities Division	086-01346